UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Maxwell Technologies, Inc.
(Name of Subject Company)

Maxwell Technologies, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)
Common Stock—577767106
(CUSIP Number of Class of Securities)

Dr. Franz Fink
President and Chief Executive Officer
Maxwell Technologies, Inc.
3888 Calle Fortunada
San Diego, California 92123
(858) 503-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Larry W. Nishnick, Esq.
Patrick J. O’Malley, Esq.
DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121
(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Maxwell Technologies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 20, 2019, relating to the exchange offer by Cambria Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Tesla, Inc., a Delaware corporation (“Tesla”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), filed by the Offeror and Tesla with the SEC on February 20, 2019, pursuant to which the Offeror is offering to acquire all of the issued and outstanding shares of Maxwell Common Stock.

The terms and conditions of the offer are set forth in Tesla’s prospectus/offer to exchange (the “Offer to Exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that Tesla has filed on February 20, 2019 with the SEC, and which, with the related letter of transmittal, together with any amendments or supplements, collectively constitute the “Offer.”

Each Maxwell stockholder that participates in the Offer will receive, for each share of Maxwell Common Stock validly tendered and not validly withdrawn, shares of Tesla Common Stock, $0.001 par value per share (“Tesla Common Stock”), equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days immediately preceding the second trading day prior to the date of the expiration of the Offer (the “Tesla Trading Price”), subject to the minimum, together with cash in lieu of any fractional shares of Tesla Common Stock (the “Offer Consideration”), without interest and less any applicable withholding taxes. For the avoidance of doubt, if the Offer were to expire at 11:50 p.m., New York City time on a Tuesday, then, the five (5) trading days would be the preceding Monday through Friday days assuming each day on and prior to the Tuesday expiration date were a trading day (other than Saturday or Sunday). In the event that the Tesla Trading Price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn will be exchanged for 0.0193 of a share of Tesla Common Stock.
Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.
Item 2 Identify and Background of Filing Person.
Item 2 of the Schedule 14D-9 and the disclosure under the third paragraph of the subsection entitled “Exchange Offer” is hereby amended and restated as follows:
“Each Maxwell stockholder that participates in the Offer will receive, for each share of Maxwell Common Stock validly tendered and not validly withdrawn, shares of Tesla Common Stock, $0.001 par value per share (“Tesla Common Stock”), equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days ~~ending on and including the second trading day~~ immediately preceding the second trading day prior to the date of the expiration of the Offer (the “Tesla Trading Price”), subject to the minimum, together with cash in lieu of any fractional shares of Tesla Common Stock (the “Offer Consideration”), without interest and less any applicable withholding taxes. For the avoidance of doubt, if the Offer were to expire at 11:59 p.m., Eastern time on a Tuesday, then, the five (5) consecutive trading days would be the preceding Monday through Friday trading days assuming each day prior to the Tuesday expiration date was a trading day (other than Saturday or Sunday). In the event that the Tesla Trading Price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn will be exchanged for 0.0193 of a share of Tesla Common Stock.”
Item 3 Past Contacts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 and the disclosure under the third paragraph of the subsection entitled “Effect of the Offer and the Merger on Maxwell Common Stock and Equity Awards – Consideration for Maxwell Common Stock in the Merger” is hereby amended and restated as follows:

“The following table sets forth the number of shares of Maxwell Common Stock beneficially owned as of February 11, 2019, by each of our executive officers and directors, excluding shares issuable upon exercise of stock options, Maxwell Time-Based RSU Award not vesting within 60 days of February 11, 2019, or Maxwell MSUs (as defined below) or Maxwell PSUs (as defined below) and the aggregate Offer Consideration payable for such shares. Each holder of shares of Maxwell Common Stock who otherwise would be entitled to receive a fraction of a share of Tesla Common Stock under the Merger Agreement will receive cash, without interest, in an amount equal to such fractional part of a share of Tesla Common Stock multiplied by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla Common Stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days ~~ending on and including the second trading day~~ immediately preceding the second trading day prior to the date of the expiration of the Offer (the “Tesla Trading Price”), subject to the minimum, together with cash in lieu of any fractional shares of Tesla Common Stock (the “Offer Consideration”), without interest and less any applicable withholding taxes. For the avoidance of doubt, if the Offer were to expire at 11:59 p.m., Eastern time on a Tuesday, then, the five (5) consecutive trading days would be the preceding Monday through Friday trading days assuming each day prior to the Tuesday expiration date was a trading day (other than Saturday or Sunday). In the event that the Tesla Trading Price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn will be exchanged for 0.0193 of a share of Tesla Common Stock. The amounts in this table assume the Merger occurs on February 11, 2019, and that the Offer Consideration is 0.0152 shares of Tesla Common Stock for each share of Maxwell Common Stock which is calculated by dividing $4.75 by $312.84 (which is the closing price of Tesla Common Stock on February 11, 2019). This information is based on the number of shares of Maxwell Common Stock held by Maxwell’s directors and executive officers as of February 11, 2019 (and includes the deferred, fully vested restricted stock units pursuant to the Company’s non-employee director deferred compensation program which will be settled immediately prior to the Merger as described below, restricted stock units vesting within 60 days of February 11, 2019 and the shares payable pursuant to Maxwell’s 2018 annual incentive bonus plan described in footnote 1 to the table below). The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts are paid.”
Item. 4. The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 and the disclosure under the second paragraph of the subsection entitled “Background of the Offer and the Merger” is hereby amended and restated as follows:
“Over the past several years, Maxwell has had periodic commercial related discussions with Tesla in connection with potential opportunities between the two companies. In mid-2018, Tesla and Maxwell began a series of discussions in connection with a potential strategic commercial relationship. As part of their discussions regarding a potential strategic commercial relationship, Dr. Franz Fink, the President and Chief Executive Officer, and other representatives of Maxwell, on the one hand, and representatives of Tesla, on the other hand, have had discussions from time to time to better understand each other’s respective businesses, platforms and products, and to explore various ways in which they could collaborate in order to advance their shared business objectives. These discussions were related to potential commercial transactions and did not involve discussions related to a potential acquisition of Maxwell by Tesla or any other strategic combination. These discussions did not result in any commercial agreement between the parties, and Maxwell has never received any revenue from Tesla related to any commercial arrangements.”

Item 4 of the Schedule 14D-9 and the disclosure under the twenty-ninth paragraph of the subsection entitled “Background of the Offer and the Merger” is hereby amended and restated as follows:
“On January 14, 2019, the Strategic Transaction Committee held a meeting with representatives of management, Barclays and DLA. Dr. Fink provided an update to the committee regarding the recent in-person meeting and other details related to the latest acquisition proposal from Tesla, including that Tesla had indicated that any higher proposal from Maxwell may cause Tesla to discontinue discussions and explore any and all alternative solutions available to Tesla. The committee also discussed a list of potential alternative buyers of Maxwell jointly identified by Barclays and members of Maxwell management ranging from competitors, customers and suppliers in various industries, such as automotive, battery manufacturing, energy, electrical products, electronic components, drivetrain and other miscellaneous industries. Based on potential risks to Maxwell’s business that may result from contacting potential alternative buyers, the Strategic Transaction Committee determined that it was in the best interest of Maxwell and its stockholders to defer authorizing management or Barclays to contact such third parties until further discussion at the next meeting of the Strategic Transaction Committee.”
Item 4 of the Schedule 14D-9 and the disclosure under the thirty-third paragraph of the subsection entitled “Background of the Offer and the Merger” is hereby amended and restated as follows:
“From January 17 through January 22, 2019, pursuant to the Strategic Transaction Committee’s instructions, Barclays contacted ten other potential strategic parties, including Company C. Company C expressed to Barclays interest in a potential transaction and had a call with Maxwell’s management on January 21, 2019. On January 22, 2019, Company C notified Barclays that following the call with Maxwell’s management, they were not interested in pursuing a transaction with Maxwell. On the morning of January 23, 2019, Company D notified Barclays that they were not interested in a strategic transaction with Maxwell. On January 25, 2019, Company E e-mailed Barclays representatives and indicated that it was not interested in pursuing a transaction with Maxwell. The seven other strategic parties contacted by Barclays did not respond to Barclays’ outreach. None of these efforts progressed beyond the initial contacts and none of the parties expressed an interest in entering into confidentiality arrangements to facilitate further discussions of a potential strategic transaction with Maxwell.
Item 4 of the Schedule 14D-9 and the disclosure under the fortieth paragraph of the subsection entitled “Background of the Offer and the Merger” is hereby amended and restated as follows:
“After the Maxwell Board meeting on January 23, 2019, Maxwell and Tesla entered into the non-binding letter of intent and an exclusivity and non-solicitation agreement with Tesla providing for exclusive negotiations through February 21, 2019. Later on January 23, 2019, Wilson Sonsini Goodrich and Rosati, Tesla’s outside legal advisors (“WSGR”), sent a draft of a proposed definitive merger agreement to representatives of DLA. Neither the non-binding letter of intent nor the exclusivity and non-solicitation agreement included any standstill-related obligations on the part of Tesla relating to the potential acquisition or control of Maxwell.
Item 4 of the Schedule 14D-9 and the disclosure under the first sentence of the subsection entitled “Recommendation of the Maxwell Board” is hereby amended and restated as follows:
“At a meeting held on February 3, 2019, after careful consideration, the Maxwell Board, on behalf of the Company, among other things, unanimously:

•
determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the issuance of shares of Tesla Common Stock in connection therewith, are fair to, and in the best interests of, Maxwell and its stockholders;

•	determined that it is in the best interests of Maxwell and its stockholders and declared it advisable to enter into the Merger Agreement;

•
approved the execution and delivery by Maxwell of the Merger Agreement, the performance by Maxwell of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement;

•	resolved to recommend, and recommended, that the Maxwell stockholders accept the Offer and tender their shares of Maxwell Common Stock to the Offeror pursuant to the offer; and

•	approved the execution and delivery of the Support Agreement by the Supporting Stockholders party thereto."
Item 4 of the Schedule 14D-9 and the disclosure under the subsection entitled “Maxwell’s Reasons for the Offer and the Merger” is hereby amended and restated as follows:
“Maxwell’s Reasons for the Offer and the Merger
In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the Maxwell Board consulted with Maxwell’s management, as well as Barclays, its external financial advisor, and DLA, its external legal counsel. In the course of reaching its determination that the Offer and the Merger are fair to, and in the best interests of Maxwell stockholders, and its recommendation that Maxwell stockholders accept the Offer and tender their shares of Maxwell Common Stock in the offer, the Maxwell Board considered numerous ~~factors~~ reasons, including the following material ~~factors~~ reasons and benefits of the Offer and Merger, each of which the Maxwell Board believed supported its unanimous determination and recommendation:

•
Offer Price. The Maxwell Board considered the fact that the per share offer price of $4.75 per share of Maxwell Common Stock represents a significant premium over the market prices at which the Maxwell Common Stock had been trading, including representing a (i) 55% premium over the closing price of $3.07 per share of Maxwell Common Stock on the last trading day before the date of the Merger Agreement and (ii) 74% premium over the volume weighted average trading price of $2.73 per share of Maxwell Common Stock during the one-month period prior to the date of the Merger Agreement.

•
Certainty of Value. The Maxwell Board considered the fact that the per share offer price of $4.75 per share of Maxwell Common Stock represented a fixed per share value, that would only decrease if Tesla’s stock price suffered a significant decrease.

•
Implied Valuation. The Maxwell Board considered the fact that the valuation of Maxwell implied by the offer price was at a premium to the comparable company and precedent transaction multiples identified by Maxwell and its advisors.

•
Combined Resources, Complementary Products, Execution Risks in Remaining Independent, Partnership with Tesla and Future Success. The Maxwell Board carefully considered the current and historical financial condition, results of operations, business, competitive position and prospects of Maxwell. Additionally, the Maxwell Board also considered a number of other ~~factors~~ reasons, including:

•	Combined Resources. The Maxwell Board’s belief that the transaction would provide Maxwell with the substantial resources necessary to develop and commercialize its technology.

•
Execution Risks in Remaining Independent. The Maxwell Board considered a number of the business challenges that Maxwell was facing, including the operational and business risks of operating as an independent company, liquidity, cash position and forecasted capital requirements, the current competitive environment in Maxwell’s industry as well as general uncertainty surrounding forecasted economic conditions, both in the near-term and long-term.

•
Future Success. Given the consideration payable to Maxwell stockholders is Tesla common stock, Maxwell stockholders will continue to be able to meaningfully participate in the future growth of Tesla and, indirectly, Maxwell.

•
Opinion of Maxwell’s Financial Advisor. The Maxwell Board considered Barclays’ oral opinion and analysis as of February 3, 2019, subsequently confirmed in writing, to the Maxwell Board to the effect that, subject to the ~~factors~~ reasons and assumptions set forth therein, ~~the~~ from a financial point of view, the Offer Consideration to be offered to the holders (other than Tesla and its affiliates) of shares of Maxwell Common Stock pursuant to the Merger Agreement was fair to such holders. The Maxwell Board was aware that Barclays became entitled to certain fees upon the announcement of the Merger Agreement and delivery of their written opinion and will become entitled to additional fees upon consummation of the Merger. See “—Opinion of Maxwell’s Financial Advisor.”

•
Certainty of Liquidity; Potential Participation in Growth. The Maxwell Board considered the form of the consideration payable to Maxwell stockholders. The stock consideration will offer the ability to participate in the future growth of Tesla and, indirectly, Maxwell and to benefit from any potential appreciation that may be reflected in the value of Tesla Common Stock (which future earnings growth rate may represent a different growth rate than Maxwell’s business on a standalone basis), as well as the ability to attain liquidity should any of the Maxwell stockholders choose not to retain their shares of Tesla Common Stock.

•	Likelihood of Completion. The Maxwell Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other ~~factors~~ reasons:

•	the absence of any financing condition to consummation of the Offer or the Merger; and

•
Maxwell’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger, subject to the terms and conditions therein.

•
Certain Management Projections. The Maxwell Board considered certain financial projections for Maxwell prepared by Maxwell management, which reflected certain assumptions of Maxwell’s senior management. For further discussion, see “—Projected Financial Information.”

•
Competing Offers. The Maxwell Board considered the fact that Maxwell, together with management and its financial advisor, contacted several potential acquirors regarding a sale of Maxwell and did not receive a more compelling offer. In fact, neither Maxwell not its advisors received any formal offers or indications of interest from any third party that it would be interested in acquiring the company.

•
Other Terms of the Merger Agreement. The Maxwell Board considered other terms of the Merger Agreement, which are more fully described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Maxwell and Tesla—Merger Agreement.” Certain provisions of the Merger Agreement that the Maxwell Board considered important included:

•
Ability to Respond to Certain Unsolicited Acquisition Proposals. The Merger Agreement permits the Maxwell Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to consider and engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances (see “Merger Agreement—No Solicitation of Other Offers by Maxwell” in the Offer to Exchange);

•
Fiduciary Termination Right. The Maxwell Board may terminate the Merger Agreement to accept a superior proposal if certain conditions are met, including providing Tesla an opportunity to match such proposal and the payment of the termination fee to Tesla (see “Merger Agreement—Termination of the Merger Agreement—Termination by Maxwell” in the Offer to Exchange);

•
Termination Fee. Although Maxwell must pay a termination fee as a condition to terminating the Merger Agreement to accept a superior proposal in the circumstances described above, the termination fee of 3.5% of the equity value of the transaction is appropriate, would not deter other potential acquirers from making a bid to acquire Maxwell and was comparable to other selected transactions;

•
Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The fact that the Offeror’s obligations to purchase (and Tesla’s obligation to cause the Offeror to purchase) shares of Maxwell Common Stock in the Offer and to close the Merger are subject to limited and customary conditions, and the resulting belief of the Maxwell Board that the Offer and the Merger are reasonably likely to be consummated; and

•
Extension of Offer Period. The fact that in the event that the conditions of the offer, with the exception of certain conditions, have not been satisfied or waived at the scheduled expiration of the offer, the Offeror must extend the Offer for up to four (4) successive extension periods of up to ten (10) business days each until such conditions have been satisfied or waived, subject to the outside date provided in the Merger Agreement and the other terms and conditions of the Merger Agreement.

•
Tax Consequences of the Receipt of Tesla Common Stock. The Maxwell Board considered the fact that each of Maxwell and Tesla intends that the receipt of shares of Tesla Common Stock in exchange for the shares of Maxwell Common Stock pursuant to the Offer and the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, to the Maxwell stockholders for U.S. federal income tax purposes.

In reaching its determinations and recommendations described above, the Maxwell Board also considered the following potentially negative ~~factors~~ reasons:

•
Announcement. The Maxwell Board considered the fact that the announcement of the Offer could result in a disruption of Maxwell’s business and relationships with certain customers, suppliers, vendors and employees.

•
Interim Operating Covenants. The Maxwell Board considered that the Merger Agreement imposes certain restrictions on the conduct of Maxwell’s business prior to the consummation of the Merger (see “Merger Agreement—Conduct of Business Before Completion of the Merger—Restrictions on Maxwell’s Operations” in the Offer to Exchange).

•
Risks the Offer and the Merger May Not Be Completed. The Maxwell Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, the Offer and the Merger may not be consummated. The Maxwell Board also considered the impact on Maxwell if the Offer and the Merger were not consummated, including the likely negative impact on Maxwell’s near-term stock price, potential loss of net operating loss based on the change of ownership of stock after announcement, diversion of management and employee attention, potential employee attrition and the potential negative effect on business relationships.

•
Interests of Directors and Executive Officers. The Maxwell Board considered the potential conflict of interest created by the fact that Maxwell’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Tesla, the Offeror and the Current Executive Officers, Directors and Affiliates of Maxwell.”

•	No Appraisal Rights. The Maxwell Board considered the absence of statutory appraisal rights under Delaware law in connection with the Merger for Maxwell stockholders.
The foregoing discussion of the ~~factors~~ reasons considered by the Maxwell Board is intended to be a summary and is not intended to be exhaustive, but rather includes the material ~~factors~~ reasons considered by the Maxwell Board. After considering these ~~factors~~ reasons, the Maxwell Board concluded that the positive ~~factors~~ reasons relating to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, substantially outweighed the potential negative ~~factors~~ reasons. The Maxwell Board collectively reached the unanimous conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various ~~factors~~ reasons described above and other ~~factors~~ reasons that the members of the Maxwell Board believed were appropriate. In view of the wide variety of ~~factors~~ reasons considered by the Maxwell Board in connection with its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the complexity of these matters, the Maxwell Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific ~~factors~~ reasons it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any ~~factors~~ reasons, or any particular aspect of any ~~factors~~ reasons, supported or did not support its ultimate determination. Rather, the Maxwell Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the ~~factors~~ reasons discussed above, individual directors may have given different weights to different ~~factors~~ reasons.

Item 4 of the Schedule 14D-9 and the disclosure under the fifth paragraph of the subsection entitled “Projected Financial Information” is hereby amended and restated as follows:
“The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the Maxwell Board, Barclays, any of their affiliates, or any other recipient of this information (including Tesla) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. ~~None of Maxwell, Barclays, Tesla, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections included below.~~ None of Maxwell, Barclays, Tesla or any of their respective affiliates intends to, and each of them disclaims any obligations to, update, revise or correct the projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable securities laws.”
Item 4 of the Schedule 14D-9 and the disclosure immediately after the table presenting projections for the calendar years 2019 to 2023 under the subsection entitled “Projected Financial Information” is hereby amended and supplemented as follows:
“The following table is a reconciliation of GAAP to non-GAAP financial measurements (in millions)*:

	2019E	2020E	2021E	2022E	2023E
GAAP Net Income (Loss)	$(31)	$(22)	$16	$41	$69
Stock-based compensation expense	$10	$10	$11	$11	$12
Non-cash interest expense	$2	$2	$3	$2	$—
Amortization expense	$1	$1	$1	$1	$1
Non-GAAP Net Income (Loss)	$(17)	$(8)	$31	$56	$81
Taxes	$—	$—	$—	$—	$—
Non-GAAP Pre-Tax Income (Loss)	$(17)	$(8)	$31	$56	$81
Cash interest expense	$3	$3	$3	$2	$—
EBIT(1)	$(15)	$(6)	$33	$58	$81
Depreciation expense	$8	$11	$11	$11	$12
Adj EBITDA(2)	$(6)	$5	$44	$69	$93
Capital expenditures	$(21)	$(10)	$(10)	$(7)	$(2)
Adj EBITDA--Capital Expenditures(3)	$(27)	$(5)	$34	$62	$91
*Numbers may not add due to rounding.”

Item 4 of the Schedule 14D-9 and the disclosure immediately after the table presenting projections which were extended for the calendar years 2024 to 2025 under the subsection entitled “Projected Financial Information” is hereby amended and supplemented as follows:
“The following table is a reconciliation of GAAP to non-GAAP financial measurements (in millions)*:

	2019E	2020E	2021E	2022E	2023E	2024E	2025E
GAAP Net Income (Loss)	$(45)	$(30)	$(22)	$(11)	$17	$49	$70
Stock-based compensation expense	$10	$10	$11	$11	$12	$11	$12
Non-cash interest expense	$2	$2	$3	$2	$—	$—	$—
Amortization expense	$1	$1	$1	$1	$1	$1	$1
Non-GAAP Net Income (Loss)	$(31)	$(16)	$(7)	$4	$29	$61	$84
Cash interest expense	$3	$3	$3	$3	$—	$—	$—
Taxes	$—	$—	$—	$—	$—	$—	$—
EBIT(1) and Non-GAAP Net Operating Profit after Taxes	$(29)	$(14)	$(4)	$6	$30	$61	$84
Depreciation expense	$7	$7	$6	$6	$6	$7	$7
Adj EBITDA(2)	$(22)	$(7)	$2	$13	$36	$68	$91
Capital expenditures	$(5)	$(4)	$(8)	$(6)	$(2)	$(2)	$(2)
Change in net working capital	$6	$(3)	$(6)	$(9)	$(23)	$(28)	$(27)
Unlevered Free Cash Flow(4)	$(21)	$(14)	$(13)	$(3)	$11	$38	$62
*Numbers may not add due to rounding.
The following table presents the difference in revenue projections (which are unaudited) based on the removal of any revenue from a potential commercial arrangement with Tesla while adding forecasted revenue amounts for potential alternative customers:

Difference in Projections
(In Millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E
Revenue in long-range plan (w/ Tesla)	$14	$14	$59	$64	$69	$—	$—
Revenue in extended projections (w/o Tesla)	$4	$7	$7	$7	$7	$31	$46	"
Item 4 of the Schedule 14D-9 and the disclosure under the fourteenth paragraph of the subsection entitled “Projected Financial Information” is hereby amended and restated as follows:
“This Schedule 14D-9 contains non-GAAP financial measures including Net Income (Non-GAAP), Pre-Tax Income (Non-GAAP), Net Operating Profit After Tax (Non-GAAP), EBIT, Adjusted EBITDA, Adjusted EBITDA Less Capital Expenditures and Unlevered Free Cash Flow. Our management included such measures in the projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Maxwell and the surviving corporation in the Merger. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.”

Item 4 of the Schedule 14D-9 and the disclosure immediately after the second paragraph under the subsection entitled “Summary of Material Financial Analyses” is hereby amended and supplemented as follows:
“In connection with its analysis described below, per the instructions of Maxwell management, Barclays assumed (i) Maxwell total indebtedness of approximately $46 million, (ii) Maxwell total cash and investments of approximately $58 million, (iii) Maxwell shares of common stock of 46,008,549 outstanding on a fully diluted basis using the treasury stock method, (iv) Maxwell options of 356,117 outstanding with exercise prices ranging from $4.72 per share to $17.71 per share and (v) Maxwell restricted share units of 3,887,884.”
Item 4 of the Schedule 14D-9 and the disclosure in the table under the first paragraph of the subsection entitled “Summary of Material Financial Analysis – Selected Comparable Company Analysis” is hereby amended and restated as follows:
“

~~Multiple Range of Comparable Companies with respect to Maxwell~~
	~~Low~~	~~Median~~	~~High~~
~~EV / Revenue:~~
~~2018E~~	~~0.55x~~	~~1.33x~~	~~3.31x~~
~~2019E~~	~~0.53x~~	~~1.16x~~	~~2.55x~~
~~2020E~~	~~0.52x~~	~~1.07x~~	~~1.98x~~

EV/Revenue Multiples
Comparable Companies	2018E	2019E	2020E
Arotech Corporation	1.02x	0.93x	0.85x
Camel Group Co. Ltd.	1.02x	0.75x	0.62x
EnerSys*	1.64x	1.39x	1.29x
FuelCell Energy Inc.**	2.20x	2.03x	1.45x
GS Yuasa Corporation	0.55x	0.53x	0.52x
Highpower International, Inc.	N/A	N/A	N/A
Plug Power Inc.	3.31x	2.55x	1.98x
Ultralife Corporation	N/A	N/A	N/A
Low	0.55x	0.53x	0.52x
Median	1.33x	1.16x	1.07x
High	3.31x	2.55x	1.98x

*EnerSys pro forma for acquisition of Alpha Technologies for $750mm completed 12/10/2018.
**FuelCell pro forma for acquisition of Bridgeport Fuel Cell Park for $36.6mm expected to close by early 2019.”

Item 4 of the Schedule 14D-9 and the disclosure in the first paragraph of the subsection entitled “Summary of Material Financial Analysis – Selected Precedent Transaction Analysis” is hereby amended and restated as follows:
“Barclays reviewed and compared the purchase prices paid and implied financial multiples in selected other transactions that Barclays, based on its experience with merger and acquisition transactions in the energy storage and battery industry, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Maxwell with respect to the size, mix, margins and other characteristics of their businesses. Using publicly available information, Barclays calculated and analyzed multiples of the EV to Revenue for the last twelve-months (“LTM Revenue”) implied by the prices paid in the selected precedent transactions.
The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis ($ in millions):

~~Acquiror / Target~~	~~Announcement Date~~
~~• Brookfield Business Partners / Johnson Controls International Plc (Power Solutions)~~	~~November 2018~~
~~• Envision Energy USA Ltd. / Nissan Motor Co., Ltd (Electric Battery Operations)~~	~~August 2018~~
~~• Maxwell / Nesscap Energy, Inc.~~	~~February 2017~~
~~• KEMET Corp. / NEC TOKIN Corp.~~	~~February 2017~~
~~• Total SA / Saft Groupe SA~~	~~May 2016~~
~~• Ultralife Corp. / Accutronics Ltd.~~	~~January 2016~~
~~• Enersys / Quallion LLC~~	~~October 2013~~
~~• KEMET Corp. / Cornell Dubilier Foil LLC~~	~~June 2011~~
~~• OM Group, Inc. / EaglePicher Technologies LLC~~	~~December 2009~~
~~• TransDigm Group, Inc. / Acme Aerospace, Inc.~~	~~July 2009~~
~~Using publicly available information, Barclays calculated and analyzed multiples of the EV to Revenue for the last-twelve-months (“LTM Revenue”) implied by the prices paid in the selected precedent transactions. The results of the selected precedents analysis section are summarized below:~~

~~Selected Precedent Transactions EV / LTM Revenue~~
	 ~~Low~~	 ~~Median~~	 ~~Mean~~	 ~~High~~
~~EV / LTM Revenue~~	~~0.88x~~	~~1.51x~~	~~1.69x~~	~~3.00x~~

	Selected Precedent Transactions ($ in millions)
Date Announced	Date Closed	Acquiror	Target	Enterprise Value	EV/LTM Revenue Multiples
11/13/2018	Pending	Brookfield Business Partners	Johnson Controls International Plc (Power Solutions)	$13,200	1.65x
8/3/2018	Pending	Envision Energy USA Ltd.	Nissan Motor Co., Ltd (Electric Battery Operations)	$1,000	N/A
2/28/2017	4/28/2017	Maxwell	Nesscap Energy, Inc.	$25	1.27x
2/23/2017	4/19/2017	KEMET Corp.	NEC TOKIN Corp.	$522	1.74x
5/9/2016	7/21/2016	Total SA	Saft Groupe SA	$1,171	1.35x
1/13/2016	1/13/2016	Ultralife Corporation	Accutronics Ltd.	$11	0.88x
10/28/2013	11/1/2013	EnerSys	Quallion LLC	$30	3.00x
6/14/2011	6/13/2011	KEMET Corp.	Cornell Dubilier Foil LLC	$15	N/A
12/23/2009	2/1/2010	OM Group, Inc.	EaglePicher Technologies LLC	$172	1.38x
7/27/2009	7/27/2009	TransDigm Group, Inc.	Acme Aerospace, Inc.	$40	2.22x
				High	3.00x
				Mean	1.69x
				Median	1.51x
				Low	0.88x”
Item 4 of the Schedule 14D-9 and the disclosure in the second paragraph of the subsection entitled “Summary of Material Financial Analysis – Discounted Cash Flow Analysis” is hereby amended and restated as follows:

“To calculate the estimated EV of Maxwell using the discounted cash flow method, Barclays assessed (i) Maxwell’s projected after-tax unlevered free cash flows for calendar years 2019 through 2025 based on management projections (see “Maxwell’s Reasons for the Offer and the Merger—Projected Financial Information”) and (ii) the “terminal value” of Maxwell as of December 31, 2025, their present values assuming a mid-year convention for free cash flows for 2019 – 2025 and applying 6% tax rate (per Maxwell’s management) to the 2025 cash flow for the “terminal value” calculation purpose and using a range of selected discount rates and added such discounted amounts together. The after-tax unlevered free cash flows were calculated by taking the tax-effected EBIT (see the discussion under the caption “Maxwell’s Reasons for the Offer and the Merger—Projected Financial Information.” above) adding depreciation and subtracting capital expenditures and adjusting for changes in net working capital. The residual value of Maxwell at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates of 3% to 5%, which was derived by Barclays utilizing its professional judgment and experience, taking into account Maxwell’s financial forecasts and market expectations and applying such range to Maxwell’s projections for the calendar year ending December 31, 2025.

Barclays analyzed the weighted average cost of capital for Maxwell, utilizing a risk-free rate of return based on the twenty year government bond yield as of February 1, 2019, a 5-year unadjusted beta for each of Maxwell and such selected comparable companies (outlined in the “Selected Comparable Companies Analysis”) per Bloomberg, normalized statutory tax rates, size premium for Maxwell based on the companies with $88 million - $166 million in equity value per Duff and Phelps, and historical long term equity risk premium per Duff and Phelps. This analysis indicated an approximately 18.41% weighted average cost of capital for Maxwell based on its current capital structure, a weighted average cost of capital for Maxwell of approximately 18.38% assuming Maxwell’s capital structure was comparable to the median of the comparable companies described above and a weighted average cost of capital of 15.33% for Maxwell based on the median of the unlevered beta and the median of the capital structure for such selected comparable companies. ~~The range~~ Based on the foregoing analysis, Barclays selected a range of discount rates of 14.0% to 18.0% was selected based on an analysis of the weighted average cost of capital of Maxwell and the selected comparable companies used in the “Selected Comparable Companies Analysis” described above. Barclays then calculated a range of implied prices per share of Maxwell by subtracting estimated net debt (including assumed make-whole payments under Maxwell’s convertible debt) as of December 31, 2018 from Maxwell’s estimated EV calculated using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Maxwell, calculated using the treasury stock method, and using the number of Maxwell shares, options to purchase Maxwell shares and Maxwell restricted units outstanding as of January 31, 2019, per Maxwell management. The range of implied equity values per share of Maxwell Common Stock resulting from Barclays’ discounted cash flow analysis was $2.78-$5.74.”
Item 4 of the Schedule 14D-9 and the disclosure in the subsection entitled “Other Factors” is hereby amended and restated as follows:
“Other Factors
Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were ~~references~~ reviewed and provided for the Maxwell Board for informational purposes, including, among other things, the Historical Share Price Analysis and Transaction Premium Analysis described below.”
Item 4 of the Schedule 14D-9 and the disclosure in the subsection entitled “Other Factors – Historical Share Price Analysis” is hereby amended and restated as follows:
“Historical Share Price Analysis
In order to provide background information and perspective to the Maxwell Board with respect to, and to illustrate the trend in the historical trading prices of Maxwell Common Stock, Barclays considered historical data with regard to the trading prices of Maxwell Common Stock for the period from February 1, 2018 to February 1, 2019. Barclays noted that during the 52-week period preceding the date of Barclays’ fairness opinion, the closing price of Maxwell Common Stock ranged from $1.80 to $6.14.”
Item 4 of the Schedule 14D-9 and the disclosure in the first sentence of the subsection entitled “Other Factors – Transaction Premium Analysis” is hereby amended and restated as follows:
“Transaction Premium Analysis
In order to provide background information and perspective to the Maxwell Board with respect to, and to assess the implied premium offered to the holders of Maxwell Common Stock in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the 1-day and 30-day premiums paid in 280 global public technology M&A transactions greater than $25 million in value from February 1, 2016 to February 1, 2019 using publicly available information.”

Item 4 of the Schedule 14D-9 and the disclosure in the second paragraph of the subsection entitled “Other Factors – Transaction Premium Analysis” is hereby amended and restated as follows:
“Barclays is acting as financial advisor to Maxwell in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, Maxwell has paid Barclays an opinion fee of $500,000 and has agreed to pay Barclays an additional transaction fee, currently estimated at approximately $4.37 million, which will be payable by Maxwell upon consummation of the transactions contemplated by the merger agreement. In addition, Maxwell has agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by Maxwell and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for Maxwell, Tesla and their affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. During the past two years, Barclays has received fees for investment banking and financial services unrelated to the transaction contemplated by the Merger Agreement of approximately $4.9 million from Maxwell. ~~Specifically, in~~ In the past two years, Barclays has performed the following investment banking and financial services: (i) acted as bookrunner in connection with Tesla’s offering of $1.0 billion convertible notes in March 2017; (ii) acted as an underwriter in connection with Tesla’s $402.5 million follow-on offering in March 2017; (iii) acted as financial advisor in connection with the Maxwell’s Defense Advisory Settlement entered into in April 2017; (iv) acted as joint bookrunner in connection with Tesla’s inaugural high yield offering of $1.80 billion senior notes due 2025 in August 2017; (v) acted as an underwriter in connection with the Maxwell’s $46.0 million senior unsecured convertible notes offering in October 2017; (vi) acted as an underwriter in connection with the Maxwell’s $23.0 million follow-on offering in August 2018; and (vii) acted as financial advisor in connection with the Maxwell’s divestiture of its high voltage capacitors business in December 2018. In addition, (i) Barclays is currently engaged by the Maxwell to advise on certain corporate defensive advisory matters should they arise and we would receive customary fees in connection therewith; (ii) an affiliate of Barclays acts as a lender under Tesla’s $1.2 billion revolving credit facility which expires in June 2020; (iii) in addition to the lending relationship with Tesla specified in the preceding clause, an affiliate of Barclays also acts as a lender in connection with two other facilities with different entities affiliated with Tesla, both of which expire in August 2019; and (iv) Barclays remains in contact with Tesla concerning the possible future provision of investment banking and financial services."
Item 8. Additional Information.
Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately prior to “Regulatory Approvals”:
“Extension of the Offer
On March 15, 2019, Offeror extended the expiration of the Offer until 11:59 p.m., Eastern time, on April 2, 2019. The Offer had been previously scheduled to expire at 11:59 p.m., Eastern time, on March 19, 2019.”
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the subsection entitled “Regulatory Approvals – German Antitrust Compliance”:
“On March 7, 2019, the FCO notified Tesla that the merger has been cleared by the FCO in accordance with the German ARC. Accordingly, the condition to the Offer and the Merger that any waiting period under the HSR Act shall have expired or been terminated and any clearance required pursuant to the German ARC has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a subsection immediately following the subsection entitled “Stockholder Approval Not Required,” which new subsection is entitled “Legal Proceedings – Stockholder Litigation” and under such subsection, adding the following paragraphs:
“In connection with the merger agreement and the transactions contemplated thereby, eight purported class action lawsuits have been filed. Five complaints, captioned Kip Leggett v. Maxwell Technologies, Inc., et al., Case No. 3:19-cv-00377 (filed February 26, 2019), Shiva Stein v. Maxwell Technologies, Inc., et al., Case No. 3:19-cv-00395 (filed February 26, 2019), Joel Rosenfeld IRA v. Maxwell Technologies, Inc., et al,. Case No. 3:19-cv-00413 (filed March 1, 2019), Franck Prissert v. Maxwell Technologies, Inc., et al., Case No. 3:19-cv-00429 (filed March 4, 2019) and Jonathan Mantak v. Maxwell Technologies, Inc., et. al, Case No. 3:19-cv-00451 (filed March 7, 2019) were filed in the United States District Court for the Southern District of California. One complaint, captioned John Solak v. Maxwell Technologies, Inc., et al., Case No. 1:19-cv-00448 (filed March 4, 2019), was filed in the United States District Court District of Delaware. One complaint, captioned Davis Rodden v. Steven Bilodeau, et al,. Case No. 2019-0176 (filed March 4, 2019), was filed in the Delaware Chancery Court. One complaint, captioned Jack Phillipps v. Maxwell Technologies, Inc., et al,. Case No. 1:19-cv-01927 (filed February 28, 2019), was filed in the United States District Court for the Southern District of New York.
In general, the complaints assert claims against the Company and the Company’s Board, with Tesla and the Offeror as additional defendants in the Kip Leggett v. Maxwell Technologies, Inc., et al. and John Solak v. Maxwell Technologies, Inc., et al. complaints. The complaints allege, among other things, that the defendants failed to make adequate disclosures in the Schedule 14D-9 filed by Maxwell Technologies on February 20, 2019. The complaints seek, among other things, to enjoin the proposed transaction, rescission of the proposed transaction should it be completed, and other equitable relief.
The Company believes the respective allegations against it in these complaints lack merit, and the Company intends to vigorously defend the actions.
The foregoing description is qualified in its entirety by reference to the complaints which are attached to the Schedule TO as Exhibit (a)(5)(D), Exhibit (a)(5)(E), Exhibit (a)(5)(F), Exhibit (a)(5)(G), Exhibit (a)(5)(H), Exhibit (a)(5)(I), Exhibit (a)(5)(J) and Exhibit (a)(5)(K), respectively.”
Item 8 of the Schedule 14D-9 and the disclosure under the first sentence of the subsection entitled “Cautionary Statements Regarding Forward-Looking Statements” is hereby amended and restated as follows:
“Information both included and incorporated by reference in this document may contain forward-looking statements~~, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act~~.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXWELL TECHNOLOGIES, INC.

Date: March 15, 2019	By:	/s/ David Lyle
Name: David Lyle
Title: Senior Vice President, Chief Financial Officer and Treasurer